FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2007

(Santiago, Chile, October 26, 2007) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the third quarter ended September 30, 2007. All figures are expressed in Chilean pesos as of September 30, 2007. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$ 511.23) and UF1.00= Ch$ 19,178.94 as of September 30, 2007.

Madeco Highlights

  For the third quarter of the year, the Company reported net income of Ch$3,731 million, 52.2% less than the Ch$7,803 million reached during the same period of 2006. Operating income decreased from Ch$15,553 million to Ch$11,632 million due to higher operational expenses and lower margins associated with the Brass Mills and Wire and Cable units. The latter suffered from a negative mix effect caused by the increasing share of lower margin aluminum cables compared to those of copper. The income tax charges, minority interest and others lowered earning by Ch$572 million. These lower profits were partially offset by a lower charge to non-operating income of Ch$421 million.
  Revenues increased by 3.3% in 3Q07 compared to 3Q06, reaching Ch$160,618 million. This increase is explained by sales associated with the Company’s acquisitions in the beginning of 2007, increased prices of raw materials and higher sales of copper and aluminum cables. In spite of these positive effects, the Brass Mills unit and the copper rod division showed significant reductions in their revenues of 28.7% and 30.9%, respectively, compared to 3Q06 due to a negative volume effect.
  Operating income decreased by 25.2% in 3Q07 to Ch$11,632 million. This was mostly attributable to a decline of 15.4% in gross income (explained mostly by higher energy, labor and others operational costs), as well as an increase of 4.9% in selling, general and administrative expenses, lower margins obtained by the Brass Mills unit and an increase of lower margin aluminum cable products.
  As of the third quarter of 2007, cash and cash equivalents were Ch$11,067 million compared to Ch$13,163 million in 3Q06. This is explained by lower cash flow from financing and higher cash needs associated with the Company’s investment plan, partially offset by an improved operational cash flow compared to 3Q06 and a higher initial cash balance.
  As was communicated by Madeco’s Flexible Packaging unit on July 13, 2007, the Company increased its shareholding in Peruplast S.A. (a Peruvian flexible packaging producer) to 50%. This final share increase of 10.5% was part of the original agreement signed by the Company and Shintec S.A., earlier this year. On October 1st, 2007, Peruplast and Tech Pak merged retaining the name of Peruplast.

  Highlights of the Income Statement (Exhibit 1 and 2)

Net Income Net income was Ch$3,731 million for 3Q07, 52.2% lower than the Ch$7,803 million reported in 3Q06. This was mainly due to a reduction in operating income of Ch$3,921 million (-25.2%) compared to the third quarter of 2006 and higher income tax obligations, minority interest charges and others charges of Ch$572 million. The reduction was partially offset by a decrease in non-operating losses of Ch$421 million.

Revenues Revenues were Ch$160,618 million in 3Q07, a 3.3% increase over the same period in the previous year. The higher consolidated revenues are mainly explained by higher copper and aluminum prices during 2007 and the contribution from the new consolidating companies (Peruplast, Tech Pak y Cedsa), which have an additional effect of Ch$14,913 million. Sales volumes showed an increase of 8,183 tonnes (it includes volumes of the consolidating new companies), 25.2% above 3Q06 with an effect on sales of Ch$5,085 million, notwithstanding lower volumes sold in the Brass Mills Unit and copper rod division (these decreased by 1,053 and 1,748 tonnes respectively).

Gross Income Gross income was Ch$19,566 million in 3Q07, 15.4% lower than the Ch$29,366 million reported in 3Q06 as a result of a 6.5% increase in cost of sales and a 3.3% increase in revenues. The increase in the cost of sales is basically due to higher energy costs (oil prices, replacement of natural gas by other fuels, etc.), labor expenses and to a lesser degree by higher cost of principal raw materials, like copper and aluminum. The growth in the average copper price (LME) in the third quarter of 2007 was 0.5% in dollar terms (from US$7,670 to US$7,712 per tonne) compared to the average price in the same quarter of 2006; in the case aluminum, the increment was 2.3%, also in dollar terms (from US$2,482 to US$2,547 per tonne).

Operating Income Operating income amounted to Ch$11,632 million for 3Q07, 25.2% lower than the Ch$15,553 million obtained in the same period the year before. The reduction in operating income is explained by a decrease of 15.4% in gross income, lower margins associated with the Brass Mills unit, an increase of lower margin products in some sales segments of the Company and an increase of 7.9% in selling, general and administrative expenses as a result of higher turnover and costs involved in the implementation of the Sarbanes Oxley Act.

Non-Operating Result The Company’s non-operating losses amounted to Ch$4,902 million for 3Q07, 7.9% lower than the losses of Ch$5,324 million reported in 3Q06. This is basically due to a profit of Ch$502 million in foreign exchange differences and price-level restatement results compared to the loss of Ch$1,872 million of the year before. The higher gain from exchange differences in 3Q07 is principally the result of the higher appreciation of the Brazilian Real (BRL) compared to 3Q06, as well as the appreciation of the Colombian Peso. In addition to this effect, the net charge for interest expense decreased during this quarter by Ch$238 million, due to lower expenses related to the Company’s bonds (that were reduced in 2007), as well as higher income from interest income.

Minority Interest The Company’s minority interest charges (reflecting the portion of earnings/losses related to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) reached Ch$904 million in 3Q07 compared to Ch$320 million in 3Q06, as a result of the acquisition of Cedsa, Peruplast and Tech Pak (Peruplast and Tech Pak consolidate with Alusa).

  Analysis by Business Unit (Exhibits 3 to 6)
Wire and Cable

Revenues obtained by this unit in 3Q07 amounted Ch$103,078 million (an increase of 7.6%), of which Ch$16,631 million are from copper rod sales and Ch$86,447 million from cable sales. Sales volume increased by 28.8% due to an increase in aluminum cables sold in Brazil and Argentina (+143.5% and +101.7%, respectively), higher sales of copper cables in Peru and Chile (+38.0% and +34.8%, respectively) and the addition of Cedsa (Ch$4,981 million or 982 tonnes). These were partially offset by reduced sales of copper rod in Peru and Chile of 11.2% and 27.4%, respectively, due to internal consumption to produce cables in spite of sales to third parties.

The cost of sales amounted to Ch$89,986 million in 3Q07, 11.6% higher than the Ch$80,624 million reported in the same period the year before. This increase was mostly due to the increased volume sold, higher energy costs and, to a lesser extent, to the increased LME copper and aluminum prices which rose by 0.5% and 2.3% respectively, in dollar terms.

Gross Income decreased by 13.6% from Ch$15,151 to Ch$13,092 in 3Q07, as a result of higher operational costs and higher sales of aluminum cables (which have lower margin compared to copper cables).

Selling, general and administrative expenses decreased by 7.9% in 3Q07 (from Ch$4,624 million to Ch$4,261 million), due to lower sales and merchandising expenses and lower expenses related to export sales (freight charges, customs agents, etc.), partially offset by higher costs involved in the implementation of the Sarbanes Oxley Act and the consolidating expenses related to Cedsa.

Operating income totaled Ch$8,831 million in 3Q07 compared to Ch$10,527 million in 3Q06, a decrease of 16.1%, explained by lower gross income, partially offset by lower selling, general and administrative expenses in the cables and copper rod divisions.

Brass Mills

Revenues were Ch$28,460 million in 3Q07, 26.6% lower than the Ch$38,761 million reported in 3Q06. This was due to a reduction in volumes sold in domestic markets (Chile and Argentina), as well as lower export sales. These effects were partially offset by higher sale prices in 3Q07 compared to 3Q06.

Cost of sales showed a decrease of 20.5% as a result of the lower sales volume. However, as a percentage of sales, these costs increased from 88.5% to 95.8%, due to higher energy and operating costs, as well as higher prices of raw materials.

Gross income was reduced by 73.4% in 3Q07, explained primarily by lower sales and higher cost of sales (in terms of percentage of sales).

Selling, general and administrative expenses decreased by 7.9%, from Ch$1,312 million to Ch$1,208 million. On the other hand, as a percentage of sales, expenses increased from 3.4% to 4.2%.

Operating losses amounted to Ch$24 million in 3Q07 compared to a operating income of Ch$3,131 million in 3Q06, due to the lower sales volume and lower margins.

Flexible Packaging

Revenues increased by 69.7%, from Ch$12,447 million to Ch$21,169 million, including the revenues of Peruplast and Tech Pak subsidiaries of Ch$9,122 million. Sales volume increased by 134.8% in 3Q07 (Chile rose by 10.5% and Argentina decreased by 8.0%). The sales volumes of Peruplast and Tech Pak reached 5,354 tonnes (after eliminating inter-company sales), accounting for 53.3% of the total unit’s sales volume in 3Q07.

Cost of sales rose by 66.9%, from Ch$10,426 million to Ch$17,405 million. These costs include the Peruplast and Tech Pak subsidiaries which amounted to Ch$7,983 million. As a percentage of sales, costs decreased from 83.6% to 82.2%.

Gross income increased by 83.5% in 3Q07 from Ch$2,051 million in 3Q06, mainly due to the consolidation of the Peruvian subsidiaries. As a percentage of sales, the margin increased from 16.4% to 17.8%, in spite of higher costs of energy and raw materials (aluminum, propylene, etc.) as well as higher labor costs in Argentina.

Selling, general and administrative expenses rose by Ch$1,197 million from Ch$729 million in 3Q06, an increase of 64.2% (the Peruvian subsidiaries represented 39.6% of the Unit’s expenses). In spite of higher expenses, as a percentage of sales, SG&A decreased from 5.8% to 5.7% in 3Q07.

Operating income in 3Q07 was Ch$3,775 million compared to Ch$1,980 million in 3Q06.

Aluminum Profiles

Revenues decreased by 7.1% in 3Q07 compared to 3Q06, from Ch$8,512 million to Ch$7,911 million. The lower revenues are explained by a drop in sales volume (20.9% compared to 3Q06), partially offset by higher selling prices (aluminum prices in dollar term, increased 2.3% during the third quarter compared to 2006).

Cost of sales decreased by 9.3%, from Ch$7,040 million to Ch$6,385 million. As a percentage of sales, unit’s costs decreased from 82.7% to 80.7%, although the Company incurred higher raw materials costs.

Gross income in 3Q07 increased by 3.7% compared to Ch$1,472 million in 3Q06. As a percentage of sales, the ratio increased from 17.3% to 19.3% in 3Q07.

Selling, general and administrative expenses increased by 40.9%, from Ch$900 million to Ch$1,268 million due to higher sales activity in the north of Chile. As a percentage of sales, expenses increased from 10.6% to 16.0% during the third quarter of 2007.

Operating income for 3Q07 was Ch$258 million, 54.9% lower than the Ch$572 million reported in 3Q06, due to the higher selling, general and administrative expenses. Nevertheless, the gross income also increased, partially compensating for this effect.

  Balance Sheet Analysis (Exhibit 7)

Assets

As of September 30, 2007, the Company’s assets amounted to Ch$499,254 million, an increase of 12.5% over the Ch$443,610 million reported as of September 30, 2006.

Current Assets

Amounted to Ch$298,400 million, 21.4% higher than September 2006, mainly explained by higher accounts receivable (Ch$18,953 million) and inventories (Ch$27,690 million, as a result of the incorporation of the new the companies which added Ch$17,172 million to inventories).

Fixed Assets

Amounted to Ch$165,659 million, a net increase of Ch$11,140 million over 3Q06, mainly due to the effect of the acquisition on machinery and equipment of Ch$25,878 million, an increase of Ch$6,238 in buildings and infrastructure, offset by depreciation for the period of Ch$25,275 million. The variations are mainly explained by new acquisitions, as well as the incorporation of PVTEC (a new PVC profiles subsidiary).

Other Assets

Amounted to Ch$35,195 million, an 18.9% decrease (or a lower Ch$8,180 million) compared to 3Q06, mainly due to the consolidation of former equity companies investments of Peruplast and Tech Pak.

Liabilities

Total liabilities as of September 30, 2007 amounted to Ch$203,474 million, an increase of 19.8% compared to September 2006.

Bank Debt

Amounted to Ch$114,336 million at September 2007, representing an increase of 24.8% (Ch$22,698 million) compared to the previous year. This mainly reflects the Company’s financing of new acquisitions at the beginning of the year.

On September 5, 2006, Madeco signed a US$50 million 5-year club deal. In December 2006, the first installment of this loan (US$4 million) was repaid and 2 installments amounting to US$8 million were prepaid. On March 5, 2007, 4 installments amounting to US$16 million (corresponding to 100% of the short term component of the club deal) were paid.

Bonds

Bonds payable amounted to Ch$23,876 million as of September 2007 which correspond to the D Series whose last repayment is scheduled for December 2011. Bonds outstanding were reduced by 16.6% with respect to the prior year due to pay down in December 2006 and June 2007. These bonds are payable semi-annually (principal and interest) and bear interest of UF + 5% per annum.

Shareholders’ Equity

As of September 30, 2007, shareholders’ equity was Ch$270,639 million, which represents a 3.3% increase over September 30, 2006.

Paid Capital

Amounted to Ch$223,568 million as of September 2007, which is lower than the Ch$277,567 million reported as of September 2006, due mainly to the absorption of accumulated losses, which represented a charge of Ch$51,353 million (this reduction was approved at the Extraordinary Shareholders’ Meeting held in April, 2007).

Share Premium

Amounted to Ch$42,134 million, changing slightly from the Ch$42,138 million reported in September 2006.

Other Reserves

Decreased by Ch$11,286 million from a negative Ch$897 million in 3Q06, due to a lower valuation of foreign investments in accordance with the Chilean accounting norm N°64.

Accumulated Incomes/Losses

Accumulated Incomes amounted to Ch$17,120 million. On the other hand, since April 24, 2007, the Company no longer has accumulated losses as was approved at the Extraordinary Shareholders’ Meeting. The previous balance was eliminated by a reduction in Paid Capital.

For further information contact:
Pablo M. Araya

Investor Relations
Tel.  : (56 2) 520-1380
Fax   : (56 2) 520-1545
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Third Quarter)

	millon of Ch$			millon of US$ (1)
	3Q06	3Q07	% Change	3Q06	3Q07	% Change

Revenues	155,525	160,618	3.3%	289.6	314.2	8.5%
COGS	(132,408)	(141,052)	6.5%	(246.6)	(275.9)	11.9%
Gross Income	23,117	19,566	-15.4%	43.0	38.3	-11.1%
SG&A	(7,565)	(7,934)	4.9%	(14.1)	(15.5)	10.2%
Operating Income	15,553	11,632	-25.2%	29.0	22.8	-21.4%

Financial income	232	462	98.7%	0.4	0.9	108.7%
Equity in earning (losses) of related companies	156	4	-97.5%	0.3	0.0	-97.4%
Other non-operating income	83	(6)	N/A	0.2	(0.0)	N/A
Financial expenses	(2,969)	(2,960)	-0.3%	(5.5)	(5.8)	4.7%
Positive goodwill amortization	(440)	(392)	-10.9%	(0.8)	(0.8)	-6.4%
Other non-operating expenses	(515)	(640)	24.4%	(1.0)	(1.3)	30.7%
Price-level restatement	(1,872)	(1,370)	-26.8%	(3.5)	(2.7)	-23.1%
Non-Operating Results	(5,324)	(4,902)	-7.9%	(9.9)	(9.6)	-3.3%

Income (Loss) before income taxes	10,229	6,729	-34.2%	19.0	13.2	-30.9%
Income tax	(2,113)	(2,124)	0.5%	(3.9)	(4.2)	5.6%
Minority interest	(320)	(904)	182.4%	(0.6)	(1.8)	196.6%
Negative goodwill amortization	7	30	344.2%	0.0	0.1	366.7%
Net Income (Loss)	7,803	3,731	-52.2%	14.5	7.3	-49.8%

Gross Margin	14.9%	12.2%	-	14.9%	12.2%	-
SG&A / Sales	4.9%	4.9%	-	4.9%	4.9%	-
Operating Margin	10.0%	7.2%	-	10.0%	7.2%	-

1 Exchange rate on September 30 2007 US$1.00 = 511.23
1 Exchange rate on September 30 2006 US$1.00 = 537.03

Exhibit 2: Consolidated Income Statement
(YTD September)

	millon of Ch$			millon of US$ (1)
	YTD Sept 06	YTD Sept 07	% Change	YTD Sept 06	YTD Sept 07	% Change

Revenues	447,988	488,552	9.1%	834.2	955.6	14.6%
COGS	(378,076)	(429,256)	13.5%	(704.0)	(839.7)	19.3%
Gross Income	69,912	59,296	-15.2%	130.2	116.0	-10.9%
SG&A	(21,719)	(24,291)	11.8%	(40.4)	(47.5)	17.5%
Operating Income	48,193	35,005	-27.4%	89.7	68.5	-23.7%

Financial income	1,176	1,782	51.5%	2.2	3.5	59.2%
Equity in earning (losses) of related companies	450	11	-97.6%	0.8	0.0	-97.5%
Other non-operating income	531	604	13.8%	1.0	1.2	19.5%
Financial expenses	(8,934)	(9,198)	3.0%	(16.6)	(18.0)	8.2%
Positive goodwill amortization	(1,363)	(1,290)	-5.3%	(2.5)	(2.5)	-0.6%
Other non-operating expenses	(1,646)	(1,662)	1.0%	(3.1)	(3.3)	6.1%
Price-level restatement	(1,747)	(469)	-73.2%	(3.3)	(0.9)	-71.8%
Non-Operating Results	(11,532)	(10,222)	-11.4%	(21.5)	(20.0)	-6.9%

Income (Loss) before income taxes	36,661	24,783	-32.4%	68.3	48.5	-29.0%
Income tax	(6,635)	(5,088)	-23.3%	(12.4)	(10.0)	-19.4%
Minority interest	(1,164)	(2,631)	126.0%	(2.2)	(5.1)	137.4%
Negative goodwill amortization	21	57	169.7%	0.0	0.1	183.3%
Net Income (Loss)	28,884	17,120	-40.7%	53.8	33.5	-37.7%

Gross Margin	15.6%	12.1%	-	15.6%	12.1%	-
SG&A / Sales	4.8%	5.0%	-	4.8%	5.0%	-
Operating Margin	10.8%	7.2%	-	10.8%	7.2%	-

1 Exchange rate on September 30 2007 US$1.00 = 511.23
1 Exchange rate on September 30 2006 US$1.00 = 537.03

Exhibit 3: EBITDA by Business Unit
(Third Quarter)

3Q06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	24,057	71,718	38,761	12,477	8,512	155,525
COGS	(22,830)	(57,794)	(34,318)	(10,426)	(7,040)	(132,408)
Gross Income	1,227	13,924	4,443	2,051	1,472	23,117
SG&A	(43)	(4,581)	(1,312)	(729)	(900)	(7,565)
Operating Income	1,184	9,343	3,131	1,322	572	15,552
EBITDA	1,224	11,135	3,834	1,980	854	19,027

Gross Margin	5.1%	19.4%	11.5%	16.4%	17.3%	14.9%
SG&A / Sales	0.2%	6.4%	3.4%	5.8%	10.6%	4.9%
EBITDA Margin	5.1%	15.5%	9.9%	15.9%	10.0%	12.2%

Segment Contribution
% Revenues	15.5%	46.1%	24.9%	8.0%	5.5%	100.0%
% EBITDA	6.4%	58.5%	20.2%	10.4%	4.5%	100.0%

3Q07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	16,631	86,447	28,460	21,169	7,911	160,618
COGS	(16,466)	(73,520)	(27,276)	(17,405)	(6,385)	(141,052)
Gross Income	165	12,927	1,184	3,764	1,526	19,566
SG&A	0	(4,261)	(1,208)	(1,197)	(1,268)	(7,934)
Operating Income	165	8,666	(24)	2,567	258	11,632
EBITDA	193	10,286	538	3,775	584	15,376

Gross Margin	1.0%	15.0%	4.2%	17.8%	19.3%	12.2%
SG&A / Sales	0.0%	4.9%	4.2%	5.7%	16.0%	4.9%
EBITDA Margin	1.2%	11.9%	1.9%	17.8%	7.4%	9.6%

Segment Contribution
% Revenues	10.4%	53.8%	17.7%	13.2%	4.9%	100.0%
% EBITDA	1.3%	66.9%	3.5%	24.6%	3.8%	100.0%

2007 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-30.9%	20.5%	-26.6%	69.7%	-7.1%	3.3%
COGS	-27.9%	27.2%	-20.5%	66.9%	-9.3%	6.5%
Gross Income	-86.6%	-7.2%	-73.4%	83.5%	3.7%	-15.4%
SG&A	-100.0%	-7.0%	-7.9%	64.2%	40.9%	4.9%
Operating Income	-86.1%	-7.2%	-100.8%	94.2%	-54.9%	-25.2%
EBITDA	-84.2%	-7.6%	-86.0%	90.7%	-31.6%	-19.2%

Exhibit 4: EBITDA by Business Unit
(YTD September)

YTD Sept 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	71,859	210,068	102,802	36,621	26,638	447,988
COGS	(64,980)	(172,664)	(88,342)	(30,465)	(21,625)	(378,076)
Gross Income	6,879	37,404	14,460	6,156	5,013	69,912
SG&A	(236)	(12,703)	(4,027)	(2,169)	(2,584)	(21,719)
Operating Income	6,643	24,701	10,433	3,987	2,429	48,193
EBITDA	6,758	30,396	12,438	5,955	3,253	58,800

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	16.0%	46.9%	22.9%	8.2%	5.9%	100.0%
% EBITDA	11.5%	51.7%	21.2%	10.1%	5.5%	100.0%

YTD Sept 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	54,827	261,213	79,214	66,601	26,697	488,552
COGS	(53,912)	(221,245)	(76,608)	(56,202)	(21,289)	(429,256)
Gross Income	915	39,968	2,606	10,399	5,408	59,296
SG&A	0	(13,429)	(3,776)	(3,815)	(3,271)	(24,291)
Operating Income	915	26,539	(1,170)	6,584	2,137	35,005
EBITDA	1,018	31,966	655	10,107	3,053	46,799

Gross Margin	1.7%	15.3%	3.3%	15.6%	20.3%	12.1%
SG&A / Sales	0.0%	5.1%	4.8%	5.7%	12.3%	5.0%
EBITDA Margin	1.9%	12.2%	0.8%	15.2%	11.4%	9.6%

Segment Contribution
% Revenues	11.2%	53.5%	16.2%	13.6%	5.5%	100.0%
% EBITDA	2.2%	68.3%	1.4%	21.6%	6.5%	100.0%

2006 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-23.7%	24.3%	-22.9%	81.9%	0.2%	9.1%
COGS	-17.0%	28.1%	-13.3%	84.5%	-1.6%	13.5%
Gross Income	-86.7%	6.9%	-82.0%	68.9%	7.9%	-15.2%
SG&A	-100.0%	5.7%	-6.2%	75.9%	26.6%	11.8%
Operating Income	-86.2%	7.4%	-111.2%	65.1%	-12.0%	-27.4%
EBITDA	-84.9%	5.2%	-94.7%	69.7%	-6.1%	-20.4%

Exhibit 5: EBITDA by Business Unit and Country
(Third Quarter)

				3Q06							3Q07
				(millon of Ch$)							(millon of Ch$)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	2,696	2,799				0	5,495	1,957	2,485					0	4,442
Tons (Intercompany)	3,196	0				(3,196)	0	5,727	0					(5,727)	0
Tons (Total)	5,892	2,799				(3,196)	5,495	7,684	2,485					(5,727)	4,442

Revenues (Third parties)	12,149	11,908				0	24,057	7,751	8,880					0	16,631
Revenues (Intercompany)	14,503	0				(14,503)	0	24,349	0					(24,349)	0
Total revenues	26,652	11,908				(14,503)	24,057	32,100	8,880					(24,349)	16,631
COGS	(25,865)	(11,467)				14,502	(22,830)	(31,669)	(8,812)					24,015	(16,466)
Gross Income	787	441				(1)	1,227	431	68					(334)	165
SG&A	0	(43)				0	(43)	0	0					0	0
Operating Income	787	398				(1)	1,184	431	68					(334)	165
EBITDA	827	400				(3)	1,224	469	69					(345)	193

Gross Margin	3.0%	3.7%					5.1%	1.3%	0.8%						1.0%
EBITDA Margin	3.1%	3.4%					5.1%	1.5%	0.8%						1.2%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	1,571	6,708	0	908	2,997	0	12,184	2,119	9,644	0	1,749	3,838	982	0	18,332
Tons (Intercompany)	1	118	0	270	204	(593)	0	38	244	0	624	306	0	(1,212)	0
Tons (Total)	1,572	6,826	0	1,178	3,201	(593)	12,184	2,157	9,888	0	2,373	4,144	982	(1,212)	18,332
Kms.	0	0	1,057	0	0	0	1,057	0	0	1,196	0	0	0	0	1,196

Revenues (Third parties)	11,271	37,584	305	3,097	19,461	0	71,718	13,132	41,894	758	4,434	21,248	4,981	0	86,447
Revenues (Intercompany)	299	627	0	522	907	(2,355)	0	627	785	0	1,214	1,225	0	(3,851)	0
Total revenues	11,570	38,211	305	3,619	20,368	(2,355)	71,718	13,759	42,679	758	5,648	22,473	4,981	(3,851)	86,447
COGS	(9,215)	(30,805)	(344)	(2,999)	(16,863)	2,432	(57,794)	(11,925)	(36,463)	(679)	(4,904)	(18,960)	(4,174)	3,585	(73,520)
Gross Income	2,355	7,406	(39)	620	3,505	77	13,924	1,834	6,216	79	744	3,513	807	(266)	12,927
SG&A	(506)	(2,935)	(31)	(128)	(670)	(311)	(4,581)	(556)	(2,168)	(26)	(212)	(692)	(215)	(392)	(4,261)
Operating Income	1,849	4,471	(70)	492	2,835	(234)	9,343	1,278	4,048	53	532	2,821	592	(658)	8,666
EBITDA	2,222	5,565	(18)	573	3,057	(264)	11,135	1,608	5,031	89	592	3,009	665	(708)	10,286

Gross Margin	20.4%	19.4%	-12.8%	17.1%	17.2%		19.4%	13.3%	14.6%	10.4%	13.2%	15.6%	16.2%		15.0%
EBITDA Margin	19.2%	14.6%	-5.9%	15.8%	15.0%		15.5%	11.7%	11.8%	11.7%	10.5%	13.4%	13.4%		11.9%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	6,711	550	630			0	7,891	5,077	436	571				0	6,084
Tons (Intercompany)	399	15	0			(414)	0	428	19	0				(447)	0
Tons (Total)	7,110	565	630			(414)	7,891	5,505	455	571				(447)	6,084

Revenues (Third parties)	32,417	2,634	3,710			0	38,761	23,032	1,954	3,474				0	28,460
Revenues (Intercompany)	2,428	72	4			(2,504)	0	4,956	38	95				(5,089)	0
Total revenues	34,845	2,706	3,714			(2,504)	38,761	27,988	1,992	3,569				(5,089)	28,460
COGS	(31,854)	(2,291)	(2,685)			2,512	(34,318)	(27,473)	(1,787)	(3,029)				5,013	(27,276)
Gross Income	2,991	415	1,029			8	4,443	515	205	540				(76)	1,184
SG&A	(855)	(192)	(168)			(97)	(1,312)	(871)	(147)	(106)				(84)	(1,208)
Operating Income	2,136	223	861			(89)	3,131	(356)	58	434				(160)	(24)
EBITDA	2,692	302	932			(92)	3,834	107	122	503				(194)	538

Gross Margin	8.6%	15.3%	27.7%				11.5%	1.8%	10.3%	15.1%					4.2%
EBITDA Margin	7.7%	11.2%	25.1%				9.9%	0.4%	6.1%	14.1%					1.9%

	Chile	Argentina				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	2,614	1,575				(117)	4,072	2,791	1,452	6,071				(751)	9,563
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	2,614	1,575				(117)	4,072	2,791	1,452	6,071				(751)	9,563

Revenues (Third parties)	8,197	4,551				(271)	12,477	8,672	3,502	9,932				(937)	21,169
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	8,197	4,551				(271)	12,477	8,672	3,502	9,932				(937)	21,169
COGS	(6,752)	(3,945)				271	(10,426)	(7,232)	(3,075)	(7,983)				885	(17,405)
Gross Income	1,445	606				0	2,051	1,440	427	1,949				(52)	3,764
SG&A	(481)	(197)				(51)	(729)	(493)	(165)	(474)				(65)	(1,197)
Operating Income	964	409				(51)	1,322	947	262	1,475				(117)	2,567
EBITDA	1,413	619				(52)	1,980	1,438	466	1,990				(119)	3,775

Gross Margin	17.6%	13.3%					16.4%	16.6%	12.2%	19.6%					17.8%
EBITDA Margin	17.2%	13.6%					15.9%	16.6%	13.3%	20.0%					17.8%

	Chile						PROFILES	Chile							PROFILES
Tons (Third parties)	2,854						2,854	2,258							2,258
Tons (Intercompany)	0						0	0							0
Tons (Total)	2,854						2,854	2,258							2,258

Revenues (Third parties)	8,512						8,512	7,911							7,911
Revenues (Intercompany)	0						0	0							0
Total revenues	8,512						8,512	7,911							7,911
COGS	(7,040)						(7,040)	(6,385)							(6,385)
Gross Income	1,472						1,472	1,526							1,526
SG&A	(900)						(900)	(1,268)							(1,268)
Operating Income	572						572	258							258
EBITDA	854						854	584							584

Gross Margin	17.3%						17.3%	19.3%							19.3%
EBITDA Margin	10.0%						10.0%	7.4%							7.4%

Exhibit 6: EBITDA by Business Unit and Country
(YTD September)

				YTD Sept 06							YTD Sept 07
				(millon of Ch$)							(millon of Ch$)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	8,300	10,374				0	18,674	6,934	7,436					0	14,370
Tons (Intercompany)	9,247	0				(9,247)	0	10,854	0					(10,854)	0
Tons (Total)	17,547	10,374				(9,247)	18,674	17,788	7,436					(10,854)	14,370

Revenues (Third parties)	32,118	39,741				0	71,859	26,933	27,894					0	54,827
Revenues (Intercompany)	37,073	0				(37,073)	0	44,834	0					(44,834)	0
Total revenues	69,191	39,741				(37,073)	71,859	71,767	27,894					(44,834)	54,827
COGS	(64,409)	(36,486)				35,915	(64,980)	(71,481)	(27,406)					44,975	(53,912)
Gross Income	4,782	3,255				(1,158)	6,879	286	488					141	915
SG&A	0	(236)				0	(236)	0	0					0	0
Operating Income	4,782	3,019				(1,158)	6,643	286	488					141	915
EBITDA	4,895	3,021				(1,158)	6,758	399	488					131	1,018

Gross Margin	6.9%	8.2%					9.6%	0.4%	1.7%						1.7%
EBITDA Margin	7.1%	7.6%					9.4%	0.6%	1.7%						1.9%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	6,490	23,217	0	2,933	9,415	0	42,055	6,556	26,614	0	5,932	10,987	3,012	0	53,101
Tons (Intercompany)	150	519	0	378	351	(1,398)	0	140	904	0	1,350	604	0	(2,998)	0
Tons (Total)	6,640	23,736	0	3,311	9,766	(1,398)	42,055	6,696	27,518	0	7,282	11,591	3,012	(2,998)	53,101
Kms.	0	0	1,973	0	0	0	1,973	0	0	2,725	0	0	0	0	2,725

Revenues (Third parties)	35,715	111,202	1,105	9,461	52,585	0	210,068	39,268	124,083	1,948	15,995	63,495	16,424	0	261,213
Revenues (Intercompany)	1,624	2,149	0	717	1,543	(6,033)	0	1,686	2,977	16	2,950	2,528	0	(10,157)	0
Total revenues	37,339	113,351	1,105	10,178	54,128	(6,033)	210,068	40,954	127,060	1,964	18,945	66,023	16,424	(10,157)	261,213
COGS	(31,421)	(92,972)	(1,103)	(8,359)	(44,592)	5,783	(172,664)	(35,138)	(108,765)	(2,030)	(16,270)	(55,343)	(13,504)	9,805	(221,245)
Gross Income	5,918	20,379	2	1,819	9,536	(250)	37,404	5,816	18,295	(66)	2,675	10,680	2,920	(352)	39,968
SG&A	(1,669)	(7,638)	(75)	(456)	(1,963)	(902)	(12,703)	(1,724)	(6,887)	(175)	(752)	(2,078)	(771)	(1,042)	(13,429)
Operating Income	4,249	12,741	(73)	1,363	7,573	(1,152)	24,701	4,092	11,408	(241)	1,923	8,602	2,149	(1,394)	26,539
EBITDA	5,338	16,432	78	1,506	8,257	(1,215)	30,396	5,153	14,680	(109)	2,137	9,251	2,343	(1,489)	31,966

Gross Margin	15.8%	18.0%	0.2%	17.9%	17.6%		17.8%	14.2%	14.4%	-8.9%	14.1%	16.2%	17.8%		15.3%
EBITDA Margin	14.3%	14.5%	7.1%	14.8%	15.3%		14.5%	12.6%	11.6%	-5.5%	11.3%	14.0%	14.3%		12.2%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	20,077	1,841	1,409			0	23,327	14,708	1,505	884				0	17,097
Tons (Intercompany)	1,454	15	0			(1,469)	0	929	28	0				(957)	0
Tons (Total)	21,531	1,856	1,409			(1,469)	23,327	15,637	1,533	884				(957)	17,097

Revenues (Third parties)	86,840	7,949	8,013			0	102,802	65,496	6,978	6,740				0	79,214
Revenues (Intercompany)	9,468	65	1,707			(11,240)	0	10,691	79	340				(11,110)	0
Total revenues	96,308	8,014	9,720			(11,240)	102,802	76,187	7,057	7,080				(11,110)	79,214
COGS	(85,095)	(6,495)	(7,913)			11,161	(88,342)	(74,345)	(6,481)	(6,834)				11,052	(76,608)
Gross Income	11,213	1,519	1,807			(79)	14,460	1,842	576	246				(58)	2,606
SG&A	(2,755)	(572)	(443)			(257)	(4,027)	(2,649)	(536)	(309)				(282)	(3,776)
Operating Income	8,458	947	1,364			(336)	10,433	(807)	40	(63)				(340)	(1,170)
EBITDA	10,085	1,161	1,581			(389)	12,438	619	285	150				(399)	655

Gross Margin	11.6%	19.0%	18.6%				14.1%	2.4%	8.2%	3.5%					3.3%
EBITDA Margin	10.5%	14.5%	16.3%				12.1%	0.8%	4.0%	2.1%					0.8%

	Chile	Argentina				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	7,845	4,180				(217)	11,808	8,255	4,052	18,912				(2,767)	28,452
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	7,845	4,180				(217)	11,808	8,255	4,052	18,912				(2,767)	28,452

Revenues (Third parties)	24,930	12,166				(475)	36,621	25,797	10,859	33,441				(3,496)	66,601
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	24,930	12,166				(475)	36,621	25,797	10,859	33,441				(3,496)	66,601
COGS	(20,300)	(10,639)				474	(30,465)	(21,370)	(9,879)	(28,113)				3,160	(56,202)
Gross Income	4,630	1,527				(1)	6,156	4,427	980	5,328				(336)	10,399
SG&A	(1,524)	(498)				(147)	(2,169)	(1,463)	(545)	(1,639)				(168)	(3,815)
Operating Income	3,106	1,029				(148)	3,987	2,964	435	3,689				(504)	6,584
EBITDA	4,436	1,665				(146)	5,955	4,346	1,093	5,172				(504)	10,107

Gross Margin	18.6%	12.6%					16.8%	17.2%	9.0%	15.9%					15.6%
EBITDA Margin	17.8%	13.7%					16.3%	16.8%	10.1%	15.5%					15.2%

	Chile						PROFILES	Chile							PROFILES

Tons (Third parties)	9,585						9,585	7,956							7,956
Tons (Intercompany)	0						0	0							0
Tons (Total)	9,585						9,585	7,956							7,956

Revenues (Third parties)	26,638						26,638	26,697							26,697
Revenues (Intercompany)	0						0	0							0
Total revenues	26,638						26,638	26,697							26,697
COGS	(21,625)						(21,625)	(21,289)							(21,289)
Gross Income	5,013						5,013	5,408							5,408
SG&A	(2,584)						(2,584)	(3,271)							(3,271)
Operating Income	2,429						2,429	2,137							2,137
EBITDA	3,253						3,253	3,053							3,053

Gross Margin	18.8%						18.8%	20.3%							20.3%
EBITDA Margin	12.2%						12.2%	11.4%							11.4%

Exhibit 7: Consolidated Balance Sheet

	millon of Ch$		millon of US$ (1)
	YTD Sept 06	YTD Sept 07	YTD Sept 06	YTD Sept 07

Cash	6,244	7,168	11.6	14.0
Time deposits and marketable securities	2,271	3,900	4.2	7.6
Accounts receivable	102,903	121,856	191.6	238.4
Accounts receivable from related companies	980	1,212	1.8	2.4
Inventories	112,016	139,706	208.6	273.3
Recoverable taxes	11,009	12,922	20.5	25.3
Prepaid expenses and other current assets	10,294	11,637	19.2	22.8
Current Assets	245,717	298,400	457.5	583.7

Property, plant and equipment (net)	154,518	165,659	287.7	324.0

Investments	12,691	6,444	23.6	12.6
Goodwill (net)	18,379	14,648	34.2	28.7
Long-term receivables	525	309	1.0	0.6
Other	11,779	13,794	21.9	27.0
Other Assets	43,375	35,195	80.8	68.8

ASSETS	443,610	499,254	826.0	976.6

Short-term bank borrowings	19,565	50,756	36.4	99.3
Current portion of long-term bank and other debt	15,541	19,312	28.9	37.8
Current portion of bonds payable	5,008	5,145	9.3	10.1
Current portion of long-term liabilities	577	2,528	1.1	4.9
Dividends payable	63	89	0.1	0.2
Accounts payable	26,656	35,898	49.6	70.2
Notes payable	1,351	2,454	2.5	4.8
Other payables	929	1,868	1.7	3.7
Notes and accounts payable to related companies	364	548	0.7	1.1
Accrued expenses	9,147	10,265	17.0	20.1
Withholdings payable	1,360	1,432	2.5	2.8
Deferred income	3,051	3,238	5.7	6.3
Income taxes	-	-	-	-
Other current liabilities	721	1,746	1.3	3.4
Current Liabilities	84,334	135,278	157.0	264.6

Long-term bank and other debt	56,532	44,268	105.3	86.6
Bonds payable	23,628	18,731	44.0	36.6
Accrued expenses	5,356	5,197	10.0	10.2
Long-Term Liabilities	85,516	68,196	159.2	133.4

Minority Interest	11,793	25,141	22.0	49.2

Common stock	277,567	223,568	516.9	437.3
Share premium	42,138	42,134	78.5	82.4
Reserves	(897)	(12,183)	(1.7)	(23.8)
Retained earnings	(56,842)	17,120	(105.8)	33.5
Total Shareholders' Equity	261,967	270,639	487.8	529.4

LIABILITIES AND SHAREHOLDERS' EQUITY	443,610	499,254	826.0	976.6

1 Exchange rate on September 30 2007 US$1.00 = 511.23
1 Exchange rate on September 30 2006 US$1.00 = 537.03

Exhibit 8: Consolidated Statement of Cash Flow

	millon of Ch$		millon of US$ (1)
	YTD Sept 06	YTD Sept 07	YTD Sept 06	YTD Sept 07

Cash received from customers	495,540	559,606	922.7	1,094.6
Financial income received	774	2,550	1.4	5.0
Dividends and other distributions	96	-	0.2	-
Other incomes	7,942	8,917	14.8	17.4
Payments to suppliers and employees	(505,291)	(560,063)	(940.9)	(1,095.5)
Interests paid	(7,054)	(8,476)	(13.1)	(16.6)
Income taxes paid	(3,759)	(5,049)	(7.0)	(9.9)
Other expenses	(580)	(3,626)	(1.1)	(7.1)
Added Value Tax and others	(3,682)	(2,291)	(6.9)	(4.5)
Cash Flow from Operating Activities	(16,013)	(8,433)	(29.8)	(16.5)

Sale of Property, Plant and Equipment	2,583	775	4.8	1.5
Sale of permanent investments	-	0	-	0.0
Sale of other investments	-	-	-	-
Other proceeds from investments	1,482	3,925	2.8	7.7
Acquisition of fixed assets	(9,463)	(14,437)	(17.6)	(28.2)
Permanent investments	(4)	(9,545)	(0.0)	(18.7)
Other disbursements	-	(28)	-	(0.1)
Cash Flow used in Investing Activities	(5,402)	(19,310)	(10.1)	(37.8)

Issuance of shares	9,947	613	18.5	1.2
Loans obtained	125,577	171,901	233.8	336.3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(470)	(674)	(0.9)	(1.3)
Capital distributions	-	(2,558)	-	(5.0)
Repayments of bank borrowings	(105,758)	(146,850)	(196.9)	(287.2)
Repayments of bonds	(2,207)	(2,305)	(4.1)	(4.5)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	(1,632)	-	(3.0)	-
Others	-	-	-	-
Cash Flow provided by Financing Activities	25,457	20,128	47.4	39.4

Net Cash Flow for the Period	4,041	(7,614)	7.5	(14.9)

Effect of price-level restatements on cash and cash equivalents	760	241	1.4	0.5

Net increase in cash and cash equivalents	4,802	(7,373)	8.9	(14.4)

Cash and cash equivalents at the beginning of year	8,361	18,440	15.6	36.1

Cash and cash equivalents at end of the period	13,163	11,067	24.5	21.6

1 Exchange rate on September 30 2007 US$1.00 = 511.23
1 Exchange rate on September 30 2006 US$1.00 = 537.03